File No. 69-250

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2/A

(Amendment No. 2)

Statement by Holding Company Claiming

Exemption under Rule U-3A-2 from the

Provisions of the Public Utility Holding

Company Act of 1935

To be Filed Annually Prior to March 1

TECO Energy, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, Amendment No. 2, updating page 34 of 36, EEGSA earnings and capitalization due to numbers not available at the time of filing in March 04 and correcting Exhibit A, page 3 of 20, Eliminations for Revenue and Operation incorrectly stated at the time of filing in March 04.

Total capitalization of EEGSA at Dec. 31, 2003 was $713.5 million. Total earnings of EEGSA for the year ended Dec. 31, 2003 were $42.5 million.

Total capitalization of CGESJ at Dec. 31, 2003 was $89.2 million. Total earnings of CGESJ at Dec. 31, 2003 were $18.0 million.

Total capitalization of Commonwealth Chesapeake Company, LLC at Dec. 31, 2003 was $167.9 million. TM Power Venture’s portion of the earnings of Commonwealth Chesapeake Company, LLC for the year ended Dec. 31, 2003 was $5.8 million.

Total capitalization of TPS Dell, LLC at Dec. 31, 2003 was $333.7 million. Total earnings of TPS Dell, LLC was $0, as the project has ceased construction.

Total capitalization of TPS McAdams, LLC at Dec. 31, 2003 was $349.0 million. Total earnings of TPS McAdams, LLC was $0, as the project has ceased construction.

Total capitalization of Union Power Partners, LP at Dec. 31, 2003 was $646.7 million. Total earnings of Union Power Partners, LP was $(589.5) million.

Total capitalization of Panda Gila River, LP at Dec. 31, 2003 was $700.3 million. Total earnings of Panda Gila River, LP was $(642.9) million.

Total capitalization of Hamakua Energy Partners, LP at Dec. 31, 2003 was $5.2 million. Total earnings of Hamakua Energy Partners, LP for the year ended Dec. 31, 2003 was $1.7 million. (5)

Total capitalization of Frontera Generation Limited Partnership at Dec. 31, 2003 was $202.2 million. Total earnings of Frontera Generation Limited Partnership for the year ended Dec. 31, 2003 was $(73.7) million.

Total capitalization of Texas Independent Energy Operating Company, LLC was $1.1 million. Total earnings of Texas Independent Energy Operating Company, LLC for the year ended Dec. 31, 2003 was $0 million. (6)

(5)	The earnings and capitalization of Hamakua Energy Partners, LP represent 100% of the earnings and capitalization provided by the EWG.
(6)	The amounts represent 100% of the earnings and capitalization that are provided by the EWG.

34

TECO Energy has caused this statement to be duly executed on its behalf by its authorized officer by the 29th day of October, 2004.

(CORPORATE SEAL)	TECO ENERGY, INC.

	BY:	/s/ S.M. PAYNE
Attest:		S.M. Payne
Vice President-Corporate
Accounting and Taxes
D. E. Schwartz, Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Name:	S. M. Payne
Title:	Vice President-Corporate Accounting & Taxes
Address:	TECO Energy, Inc.
TECO Plaza
702 North Franklin Street
Tampa, FL 33602

36

Exhibit A

TECO ENERGY, INC.

CONSOLIDATING STATEMENT OF INCOME

TWELVE MONTHS ENDED December 31, 2003

(thousands of dollars)

	Tampa Electric Company	Diversified Companies (1)	TECO Energy- Parent/Other (2)	TECO Finance	Eliminations	TECO Energy, Inc. (Consolidated)
Revenue	$1,994,537	$910,228	$264	$348	$(165,412)	$2,739,965
Expenses
Operation	1,160,658	772,060	7,210	1,995	(168,041)	1,773,882
Maintenance	94,274	58,127	—	—	—	152,401
Depreciation	243,019	82,910	14	—	44	325,987
Asset adjustment	79,597	65,465	—	—	—	145,062
Goodwill impairment	—	122,662	—	—	—	122,662
Restructuring charges	14,028	7,995	2,613	—	—	24,636
Taxes-other than income	136,754	38,440	28	—	—	175,222
Taxes-Fed & State income	—	—	—	—	—	—

	1,728,330	1,147,659	9,865	1,995	(167,997)	2,719,852

Income from operations	266,207	(237,431)	(9,601)	(1,647)	2,585	20,113

Other income (expense)
Allowance for other funds	19,777	—	—	—	—	19,777
Other income (expense), net	1,209	110,068	5,166	—	(1,895)	114,548
Loss on debt extinguishment	—	—	—	—	—	—
TMDP arbitration reserve	—	(32,000)	—	—	—	(32,000)
Earnings from equity investment	—	(411)	—	—	—	(411)

	20,986	77,657	5,166	—	(1,895)	101,914

Income before Int. & income taxes	287,193	(159,774)	(4,435)	(1,647)	690	122,027
Interest charges
Interest expense	108,182	141,995	36,581	—	1,604	288,362
Distribution on redeemable pref. sec.	—	—	39,950	—	—	39,950
Allow. for borrowed funds	(7,638)	—	—	—	—	(7,638)

	100,544	141,995	76,531	—	1,604	320,674

Income before prov. for income tax	186,649	(301,769)	(80,966)	(1,647)	(914)	(198,647)
Prov for income taxes	63,237	(165,944)	(30,920)	(636)	(887)	(135,150)
Minority interest	—	48,801	—	—	—	48,801

Net (loss) Income from continuing operations	123,412	(87,024)	(50,046)	(1,011)	(27)	(14,696)

Discontinued operations
Income (loss) from discontinued operations	—	(1,395,450)	810	—	—	(1,394,640)
Provision for income taxes	—	(486,359)	(17,915)	—	—	(504,274)

Net (loss) gain on discontinued operations	—	(909,091)	18,725	—	—	(890,366)

Cumulative effect of change in accounting principle	—	(1,111)	(3,233)	—	—	(4,344)

Net (loss) income	$123,412	$(997,226)	$(34,554)	$(1,011)	$(27)	$(909,406)

(1)	Diversified companies consist of: TECO Diversified Consolidated, TECO Wholesale Generation Consolidated and TECO Stevedoring.
(2)	TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.